Goodwin Procter LLP Counselors at Law 100 Northern Ave. Boston, MA 02210 T: 617.570.1000 F: 617.523.1231

October 7, 2016

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is

Ra Pharmaceuticals, Inc.

87 Cambridge Park Drive

Cambridge, MA 02140

Telephone: (617) 401-4060

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:                                         Suzanne Hayes

Scot Foley

Re:                                                     Ra Pharmaceuticals, Inc.

Registration Statement on Form S-1 (the “Registration Statement”)

File No. 333-213917

CIK No. 0001481512

Ladies and Gentlemen:

This letter is being submitted on behalf of Ra Pharmaceuticals, Inc. (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement that was filed with the Commission on September 30, 2016.

To assist the Staff of the Commission in the review of the Registration Statement, the Company advises the Staff that the managing underwriters in the initial public offering have communicated to the Company that they currently expect the proposed price range for the common stock to be between $[***] to $[***] per share, before giving effect to a reverse stock split to be implemented prior to the initial public offering (“IPO”). The anticipated price range for this offering is based on a number of factors, including the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies and preliminary discussions with the underwriters for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within this estimated price range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, and the actual price range to be included in such amendment which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Ra Pharmaceuticals, Inc. respectfully requests that the bracketed information contained in this letter be treated as confidential information and that the Commission provide timely notice to David C. Lubner, Chief Financial Officer, Ra Pharmaceuticals, Inc., 87 Cambridge Park Drive, Cambridge, MA 02140, before it permits any disclosure of the bracketed information in this letter.

Estimated Initial Public Offering Price

The estimated price range for this offering was determined with reference to several quantitative and qualitative factors. In October 2016, the Company and the underwriters determined the estimated price range, which is $[***] to $[***] per share, before giving effect to a reverse stock split to be implemented prior to the initial public offering.  In comparison, the Company’s estimate of the probability-weighted fair value of its common stock was $0.80 per share as of August 16, 2016 and $0.56 per share as of June 16, 2016, based upon considerations including third-party valuations of the Company’s common stock that applied a market approach using both a guideline transactions analysis and an IPO transactions analysis. The Company notes that, as is typical in initial public offerings, the price range for this offering was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and the underwriters. Among the factors considered in setting the price range for this offering were as follows.

•                  a fundamental analysis of the business including a discounted cash flow valuation;

•                  an analysis of the typical valuation ranges seen in recent IPOs for companies in the Company’s industry;

•                  the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•                  an assumption that there would be a receptive public trading market for clinical-stage biotechnology companies developing therapies for rare diseases such as the Company; and

•                  an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company and the underwriters based on the response to and feedback from the Company’s Testing-the-Waters meetings that took place in September 2016.

In addition, the Company believes that the difference in value reflected between the midpoint of the estimated price range for this offering and the board of directors’ determination of the fair value of the Company’s common stock on August 16, 2016 and June 16, 2016 was primarily the result of the following subsequent events and circumstances.

•                  The Company continued to advance its lead program and expand its pipeline, including continuing discussions with regulatory authorities in the United States and Europe to finalize the design of its planned Phase 2 program for RA101495.

•                  On June 21, 2016, the Company received a $3.0 million milestone payment from Merck in connection with its collaboration arrangement for the delivery of a set of orally-available lead molecules for a cardiovascular target with a large market opportunity, currently in development at Merck.

•                  In July 2016, based on a discussion and a decision by the Company’s board of directors to prepare the Company for its next round of financing, which included among various scenarios, an IPO, the Company selected a group of investment bankers to assist the Company in an IPO and held an Organizational Meeting on July 20, 2016.

•                  The Company’s receipt of feedback in early October 2016 from the U.S. Food and Drug Administration regarding the design of the Phase 2 clinical trial(s) for its lead program for its product candidate RA101495 for paroxysmal nocturnal hemoglobinuria (“PNH”), giving the Company greater certainty about the anticipated timing and design for its lead program.

•                  On September 7, 2016, receipt of a positive opinion from the European Medicines Agency Committee for Orphan Medicinal Products recommending orphan drug designation for RA101495 for the treatment of PNH in the European Union.

•                  The estimated price range for this offering is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common stock, which considered multiple potential outcomes, some of which resulted in a lower value of the Company’s common stock than an initial public offering. For the June 16, 2016 grant date, the Company’s board of directors’ considerations included a third party valuation in which the probability weighting for an IPO was 30%. In the August 16, 2016 third-party valuation considered by the Company’s board of directors, the probability weighting for an IPO was 60%, primarily due to the Company’s having prepared its Draft Registration Statement on Form S-1, which was confidentially submitted to the Commission on August 17, 2016.

•                  The IPO price necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, it excludes any discount for lack of marketability of the Company’s common stock, which was taken into account in the Company’s board of directors’ determination of the fair value of the Company’s common stock on August 16, 2016 and June 16, 2016.  In the August 16, 2016 third-party valuation considered by the Company’s board of directors, the discount for lack of marketability was 7% for an IPO scenario, and 28% for a remain private scenario.  For the June 16, 2016 grant date, the Company’s board of directors’ considerations included a third-party valuation that provided for a discount for lack of marketability on the Company’s common stock of 15% for an IPO scenario and 28% for a remain private scenario. Additionally, the third-party valuation considered by the Company’s board of directors converted the IPO value to present value by using an annualized discount rate of 18.4% and 19.2% for August 16, 2016 and June 16, 2016, respectively, pro-rated for the anticipated length of time between the valuation date and the consummation of an IPO by the Company.

•                  The significant benefits the Company expects to accrue as a result of becoming publicly traded through the IPO, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the IPO, (ii) becoming fully funded through the completion of a Phase 2 clinical trial of its lead product candidate RA101495 for PNH, (iii) an anticipated improved ability of the Company to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iv) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•                  The Company’s currently outstanding convertible preferred stock has substantial economic rights and preferences superior to the Company’s common stock. The IPO price assumes the conversion of the Company’s convertible preferred stock to common stock upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors. The Company also refers you to the discussion of its general approach of determining fair value of equity awards set forth in the Registration Statement under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Stock-Based Compensation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Significant Judgments and Estimates — Determination of the Fair Value of Common Stock on Grant Dates” for additional background regarding its equity grant valuation methodologies to date.

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations.  Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to it pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1373.

Respectfully submitted,

GOODWIN PROCTER LLP

By	/s/ Ryan S. Sansom
Ryan S. Sansom

cc:	Douglas A. Treco, Ra Pharmaceuticals, Inc.
David C. Lubner, Ra Pharmaceuticals, Inc.
Kingsley L. Taft, Goodwin Procter LLP